

SECURI[illegible] 05042021 [illegible]N
Washington, D.C. [illegible]

SO 4/4/05

VF 4-7-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44815

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNK Advisory Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Valley Center Parkway,Suite 140
(No. and Street)

Bethlehem	PA	18017-2267
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin R. Koontz 610-332-0440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.R. Snodgrass, A.C.
(Name – *if individual, state last, first, middle name*)

1000 Stonewood Drive, Suite 200	Wexford	PA	15090
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2005
THOMSON
FINANCIAL


WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin R. Koontz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNK Advisory Group, Inc., as of 12/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin R. Koontz
Signature

Pres./CEO
Title

Michelle M. Michael-Mill
Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Michelle M. Michael-Mill, Notary Public
Hanover Twp., Northhampton County
My Commission Expires July 7, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNK ADVISORY GROUP, INC.

BETHLEHEM, PENNSYLVANIA

AUDIT REPORT

DECEMBER 31, 2004

BNK ADVISORY GROUP, INC.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004


SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BNK Advisory Group, Inc.

We have audited the accompanying consolidated statement of financial condition of BNK Advisory Group, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNK Advisory Group, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.R. Snodgrass, A.C.

Wexford, PA
February 15, 2005

S.R. Snodgrass, A.C. • 1000 Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone:(724) 934-0344 • Facsimile: (724) 934-0345

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		December 31, 2004		December 31, 2003
ASSETS				
Cash and cash equivalents	$	142,060	$	738,123
Deposit with clearing organization		37,066		36,850
Commissions receivable - clearing organization		633,945		501,927
Accounts receivable		205,664		26,955
Furniture, fixtures, and equipment, at cost less accumulated depreciation of $192,159 and $72,420		289,023		281,321
Goodwill		467,736		-
Other assets		151,108		83,679
Total assets	$	1,926,602	$	1,668,855
LIABILITIES				
Accrued salaries and commissions	$	107,721	$	526,072
Accrued employee benefits		260,142		201,546
Other liabilities		172,746		98,724
Total liabilities		540,609		826,342
COMMITMENTS AND CONTINGENT LIABILITIES				
Subordinated borrowings		500,000		500,000
STOCKHOLDERS' EQUITY				
Common stock, no par; 2,000,000 shares authorized, 1,000,000 shares issued and outstanding		640,000		140,000
Retained earnings		245,993		202,513
Total stockholders' equity		885,993		342,513
Total liabilities and stockholders' equity	$	1,926,602	$	1,668,855

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2004	2003
REVENUES		
Commissions	$ 8,003,828	$ 7,413,575
Consulting income	620,513	180,795
Other income	79,085	126,736
Total revenues	8,703,426	7,721,106
EXPENSE		
Compensation and benefits	5,897,735	5,625,273
Occupancy and equipment expense	430,091	300,298
Clearing charges	118,397	121,155
Professional services	499,965	361,175
Marketing and publications	480,985	392,316
Other operating expenses	1,159,756	842,254
Total expenses	8,586,929	7,642,471
Income before income taxes	116,497	78,635
Income tax expense	73,017	23,594
NET INCOME	$ 43,480	$ 55,041
EARNINGS PER SHARE	$ 0.04	$ 0.06
AVERAGE SHARES OUTSTANDING	1,000,000	1,000,000

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, December 31, 2002	$ 140,000	$ 147,472	$ 287,472
Net income		55,041	55,041
Balance, December 31, 2003	140,000	202,513	342,513
Capital contributions	500,000	-	500,000
Net income		43,480	43,480
Balance, December 31, 2004	$ 640,000	$ 245,993	$ 885,993

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated borrowings at December 31, 2003	$	500,000
Change in subordinated borrowings		-
Subordinated borrowings at December 31, 2004	$	500,000

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31, 2004	2003
OPERATING ACTIVITIES		
Net income	$ 43,480	$ 55,041
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Depreciation	119,739	74,550
Changes in operating assets and liabilities:		
Decrease (increase) in commissions receivable	(132,018)	144,429
Increase in accounts receivable	(178,709)	(26,955)
Decrease in accrued salaries and commissions	(418,351)	(138,245)
Other, net	64,973	15,789
Net cash provided by (used for) operating activities	(500,886)	124,609
INVESTING ACTIVITIES		
Purchase of furniture, fixtures, and equipment	(77,441)	(255,779)
Aquistion of Asset Management Partners, Inc. subsidiary	(517,736)	-
Net cash used for investing activities	(595,177)	(255,779)
FINANCING ACTIVITIES		
Proceeds from subordinated borrowings	-	500,000
Capital contribution	500,000	-
Net cash provided by financing activities	500,000	500,000
Increase (decrease) in cash and cash equivalents	(596,063)	368,830
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	738,123	369,293
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 142,060	$ 738,123

The accompanying notes are an integral part of these consolidated financial statements.

BNK ADVISORY GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

Nature of Operations and Basis of Presentation

BNK Advisory Group, Inc. (the "Company") is a Pennsylvania corporation that derives substantially all of its income by rendering comprehensive investment and consulting services to financial institutions in Pennsylvania, Ohio, Delaware, Indiana, Connecticut, Illinois, Michigan, West Virginia, Massachusetts, Maryland, Nevada, New York, and New Jersey. The Company executes investment transactions at the direction and on behalf of these customers. The securities are cleared and commissions earned through a third-party agent and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is subject to examination and supervision by the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company's wholly owned subsidiary, AMP, Inc., is a registered investment advisory firm providing fee-based investment management services.

The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary, AMP, Inc. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company's financial statements is carried at the parent company's equity in the underlying net asset.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Commissions

Commission income is recognized on an accrual basis using the transaction settlement date.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to five years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized. Depreciation expense for the years ended December 31, 2004 mad 2003, was $119,739 and $74,550, respectively.

Goodwill

The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("FAS") No. 142, *Goodwill and other Intangible Assets*. This statement, among other things, requires a two-step process for testing the impairment of goodwill on at least an annual basis. This approach could cause more volatility in the Company's reported net income because impairment losses, if any, could occur irregularly and in varying amounts. The Company performs an annual impairment analysis of goodwill. Based on the fair value of the reporting unit, estimated using the expected present value of future cash flows, no impairment of goodwill was recognized in 2004.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Options

The Company adopted a stock option plan for directors, officers, and employees in 2003. The Company accounts for its stock option plan under provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Under this opinion, no compensation expense will be recognized with respect to the plan because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date. There were no stock options vested as of December 31, 2004.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. The income tax provisions for federal and state are calculated using the current prevailing corporate income tax rates and taxable earnings generated for each period presented.

Deferred tax liabilities, which comprise a temporary difference due to depreciation expense, are reflected at currently enacted income tax rates applicable to the period in which this tax liability is expected to be realized or settled. As changes in tax laws or rates are enacted, the deferred tax liabilities would be adjusted through the provision for income taxes. Deferred income tax expenses or benefits are based on the changes in the deferred tax liability from period to period.

Earnings Per Share

There were no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator. The stock options granted would have had an antidilutive effect in 2004 and 2003. As such, earnings per share are calculated using the weighted-average number of shares of common stock outstanding for the periods.

Cash Flow Statement

The Company has defined cash equivalents as cash and both interest and non-interest-bearing bank deposits. The Company paid interest expense of $25,000 and $12,500 during 2004 and 2003, respectively. Income taxes paid during 2003 totaled $25,521. There were no cash payments for income taxes during 2004.

2. DEPOSIT WITH CLEARING ORGANIZATION

A minimum of $25,000 in cash is required to be deposited with the third-party clearing firm as part of the operating agreement.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $471,438 that was $435,433 in excess of its required net capital of $36,005. The Company's net capital ratio was 1.15.

4. EMPLOYEE BENEFITS

Profit Sharing Plan

The Company makes discretionary payments to a trusteed, defined contribution profit sharing plan covering substantially all employees. Contributions under the plan are determined annually by the Board of Directors. The annual contribution amounted to $274,435 and $201,546 for the years 2004 and 2003, respectively.

The profit sharing plan also includes an integrated 401(k) savings plan, which permits employees to make pretax contributions. The Company may also make discretionary matching contributions. The Company's contribution to the plan is based on the matching of voluntary contributions of up to 6 percent of an individual's compensation. Expense resulting from the Company's matching contributions was $64,886 and $64,998 for 2004 and 2003, respectively. Employee contributions are vested at all times, and Company matching and discretionary contributions are fully vested after six years of service.

Stock Option Plan

The Board of Directors adopted a stock option plan for directors, officers, other key employees, and important consultants to the Company, in which the number of shares with respect to which awards may be made available to the plan, may not exceed 100,000 shares. These shares may be issued from authorized, but unissued, common stock or reacquired shares of the Company. The stock options have expiration terms of ten years, subject to certain extensions and terminations. The per share exercise price of a stock option is equal to the fair value of a share of common stock on the date the option is granted. The fair market value of the Company's stock will primarily be determined through independent appraisals. Options are exercisable beginning two years from the date of grant, in annual installments of 12.5 percent, primarily using the award date as the anniversary date.

The following table represents share data related to the outstanding options:

	2004		2003	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of the year	75,000	$ 15.00	-	$ -
Granted	-	-	75,000	15.00
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding, end of the year	75,000	$ 15.00	75,000	$ 15.00
Exercisable at year-end	-	$ -	-	$ -

The following table summarizes characteristics of stock options outstanding and exercisable at December 31, 2004:

	Outstanding			Exercisable	
Exercise Price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
15.00	75,000	8.9	15.00	-	-

5. INCOME TAXES

The provision for income taxes comprises the following for the year ended December 31:

	2004	2003
Current payable:		
Federal	$ 36,935	$ 29,441
State	25,453	11,947
Deferred portion	10,629	(17,794)
Total	$ 73,017	$ 23,594

6. CONCENTRATIONS

The Company maintains cash balances at several banks. The Federal Deposit Insurance Corporation insures accounts up to $100,000 at each institution. Uninsured bank deposits at December 31, 2004, were $261,249 and at December 31, 2003, were $615,366.

The Company's primary business activity is with financial institutions with less than $1 billion in assets located in Pennsylvania, Ohio, Delaware, Indiana, Connecticut, Illinois, Michigan, West Virginia, Massachusetts, Maryland, Nevada, New York, and New Jersey. Accordingly, the revenue stream of the Company is dependent on the economic and financial conditions of the financial institutions industry in these states.

7. COMMITMENTS

The Company entered into a new ten-year lease commencing on January 1, 2002. Lease expense for the years ending December 31, 2004 and 2003, totaled $229,412 and $182,178, respectively.

Future minimum annual lease payments are:

2005		$ 191,880
2006		195,696
2007		199,620
2008		203,664
2009		207,840
2010	and thereafter	428,676
Total		$ 1,427,376

8. SUBORDINATED BORROWINGS

On February 15, 2003, the Company entered into three subordinated borrowings agreements totaling $500,000. The borrowings under these agreements pay interest at 5 percent per annum and mature February 15, 2008. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In accordance with industry practice, the Company records clients' transactions on a settlement date basis that generally can occur up to 30 days subsequent to the trade date. The Company is, therefore, exposed to risk of loss on these transactions in the event of the client's or broker's inability to meet other terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The exposure to loss would be the difference in market prices between the date the financial instrument was traded and the date the financial instrument was ultimately disposed. At December 31, 2004 and 2003, the Company had unsettled transactions of approximately $1,008,275 and $4,480,000, respectively.

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

As certain assets such as furniture and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company. Cash, deposit with clearing organization, commissions receivable, and subordinated borrowings would be considered financial instruments. The fair value for subordinated borrowings is estimated using a discounted cash flow calculation that applies contractual costs currently being offered to current market rates being offered for borrowings of similar remaining maturities. The carrying value of subordinated borrowings for December 31, 2004 and 2003, is $500,000 while the estimated fair value is $471,408 and $483,499, respectively. At December 31, 2004 and 2003, the carrying amount of all other financial instruments approximates fair value. In addition, the Company is obligated for the delivery of financial instruments that are not included on the accompanying Consolidated Statement of Financial Condition. The fair value of these financial instruments approximates the commitment amount, as disclosed in Note 7, to deliver these financial instruments.

11. COMMON STOCK SPLIT

On November 20, 2003, the Board of Directors approved a 10,000 for 1 stock split, payable out of its authorized but unissued common stock. In addition, the Board of Directors authorized the issuance of up to 2,000,000 shares of stock (no par value). All references to the number of common shares and per share amounts for 2003 have been restated to reflect the stock split.

12. ACQUISITION

On April 1, 2004, the BNK Advisory Group, Inc. acquired a subsidiary, Asset Management Partners, Inc., for cash which resulted in goodwill of $467,736 for 2004.

The terms of the agreement required 65 percent of the estimated purchase price to be paid at closing with the remaining 35 percent deferred and paid over two years. The deferred portion is contingent upon certain performance criteria being met. Upon meeting this criteria, the Company will make further cash payments as part of the total acquisition cost and recognize additional goodwill.

The gross carrying amount of goodwill was tested for impairment in the fourth quarter, after the annual forecasting process. Due to an increase in overall earning asset growth, operating profits and cash flows were greater than expected. Based on fair value of the reporting unit, estimated using present value of future cash flows, no goodwill impairment loss was recognized in the current year.

SCHEDULE I

BNK ADVISORY GROUP, INC.
COMPUTATION OF NET CAPITAL
COMPUTATION OF TOTAL AGGREGATE INDEBTEDNESS
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

NET CAPITAL				
Total stockholders' equity			$	885,993
Add:				
Subordinated borrowings allowable in computation of net capital				500,000
Total capital and allowable subordinated borrowings				1,385,993
Deductions for nonallowable assets:				
Furniture, fixtures, and equipment	$	289,023		
Goodwill		467,736		
Other assets		151,415		908,174
Net capital before haircuts				477,819
Less haircuts on securities				6,381
Net capital after haircuts			$	471,438
TOTAL AGGREGATE INDEBTEDNESS				
Accrued expenses			$	540,609
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital required			$	36,005
Excess net capital at 1500%			$	435,433
Excess net capital at 1000%			$	417,377
Ratio: Aggregate indebtedness to net capital				1.15
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2004)				
Net capital, as reported in Company's Part II (Unaudited) FOCUS report			$	499,547
Net audit adjustments				(28,109)
Net capital after haircuts			$	471,438


SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

February 15, 2005

Board of Directors
BNK Advisory Group, Inc.

In planning and performing our audit of the financial statements of BNK Advisory Group, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities in accordance with the (K)(2)(ii) exemption.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures.

S.R. Snodgrass, A.C. • 1000 Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone:(724) 934-0344 • Facsimile: (724) 934-0345



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

A.R. Andgrass, A.C.